Exhibit 12.1

SOUTHERN POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2010
and the year to date September 30, 2011

						Nine
						Months
						Ended
Year ended December 31,						September 30,
	2006	2007	2008	2009	2010	2011
------------------------Thousands of Dollars----------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$206,280	$215,185	$237,251	$241,515	$206,665	$215,999
Interest expense, net of amounts capitalized	80,153	79,175	83,212	84,963	76,120	56,489
Interest component of rental expense	208	155	150	159	176	188
Amortization of capitalized interest	1,540	1,573	2,239	2,885	2,905	2,471
Earnings as defined	$288,181	$296,088	$322,852	$329,522	$285,866	$275,147

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$75,994	$88,037	$86,301	$84,279	$85,054	$64,587
Interest on affiliated loans	0	0	0	0	8	534
Interest on interim obligations	8,294	5,414	1,574	(122)	603	1,314
Amort of debt disc, premium and expense, net	1,513	2,169	2,098	2,098	2,098	1,524
Other interest charges	0	96	314	332	467	642
Interest component of rental expense	208	155	150	159	176	188
Fixed charges as defined	$86,009	$95,871	$90,437	$86,746	$88,406	$68,789

RATIO OF EARNINGS TO FIXED CHARGES	3.35	3.09	3.57	3.80	3.23	4.00